Canada Goose Holdings Inc.
Condensed Consolidated Interim Financial Statements
As at and for the first quarter ended
June 30, 2024 and July 2, 2023
(Unaudited)

Condensed Consolidated Interim Statements of Loss
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		First quarter ended
	Notes	June 30, 2024	July 2, 2023
		$	$
Revenue	3	88.1	84.8
Cost of sales	6	35.5	29.6
Gross profit		52.6	55.2
Selling, general & administrative expenses		149.5	154.9
Operating loss		(96.9)	(99.7)
Net interest, finance and other costs	10	3.2	14.5
Loss before income taxes		(100.1)	(114.2)
Income tax recovery		(26.1)	(29.2)
Net loss		(74.0)	(85.0)

Attributable to:
Shareholders of the Company		(77.4)	(81.1)
Non-controlling interest		3.4	(3.9)
Net loss		(74.0)	(85.0)

Loss per share attributable to shareholders of the Company
Basic and diluted	4	$(0.80)	$(0.78)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 1 of 32

Condensed Consolidated Interim Statements of Comprehensive Loss
(unaudited)
(in millions of Canadian dollars, except per share amounts)

		First quarter ended
	Notes	June 30, 2024	July 2, 2023
		$	$
Net loss		(74.0)	(85.0)

Other comprehensive loss
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)		5.4	(2.4)
Net (loss) gain on derivatives designated as cash flow hedges	15	(1.1)	9.8
Reclassification of net gain on cash flow hedges to income	15	(0.1)	(0.5)
Other comprehensive income		4.2	6.9
Comprehensive loss		(69.8)	(78.1)

Attributable to:
Shareholders of the Company		(73.2)	(73.8)
Non-controlling interest		3.4	(4.3)
Comprehensive loss		(69.8)	(78.1)
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 2 of 32

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	Notes	June 30, 2024	July 2, 2023	March 31, 2024
		$	$	$
Assets			Reclassified	Reclassified
Current assets
Cash		61.9	48.0	144.9
Trade receivables	5	50.4	50.9	70.4
Inventories	6	484.3	522.1	445.2
Income taxes receivable		31.0	6.6	28.0
Other current assets	14	57.4	76.9	52.3
Total current assets		685.0	704.5	740.8

Deferred income taxes		96.8	92.5	76.3
Property, plant and equipment		165.7	172.0	171.8
Intangible assets		133.6	133.1	135.1
Right-of-use assets	7	293.8	281.3	279.8
Goodwill		70.4	62.8	70.8
Other long-term assets	14	5.4	12.3	7.0
Total assets		1,450.7	1,458.5	1,481.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8, 14	144.3	178.6	177.7
Provisions	2, 9	40.8	37.7	49.1
Income taxes payable		15.2	9.6	16.8
Short-term borrowings	10	36.8	48.4	9.4
Current portion of lease liabilities	7	82.5	75.3	79.9
Total current liabilities		319.6	349.6	332.9

Provisions	2, 9	14.6	12.8	14.3
Deferred income taxes		10.7	12.3	17.2
Revolving Facility	10	53.3	—	—
Term Loan	10	391.5	383.0	388.5
Lease liabilities	7	262.2	252.6	250.6
Other long-term liabilities	14	43.4	62.6	54.6
Total liabilities		1,095.3	1,072.9	1,058.1

Equity	11
Equity attributable to shareholders of the Company		345.5	381.9	417.0
Non-controlling interests		9.9	3.7	6.5
Total equity		355.4	385.6	423.5
Total liabilities and equity		1,450.7	1,458.5	1,481.6
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 3 of 32

Condensed Consolidated Interim Statements of Changes in Equity
(unaudited)
(in millions of Canadian dollars)

		Share capital			Contributed surplus	Retained earnings	Accumulated other comprehensive income	Total attributable to shareholders	Non-controlling interest	Total
	Notes	Multiple voting shares	Subordinate voting shares	Total
		$	$	$	$	$	$	$	$	$
Balance at March 31, 2024		1.4	103.5	104.9	54.4	252.5	5.2	417.0	6.5	423.5
Tax on normal course issuer bid purchase of subordinate voting shares in fiscal 2024	2	—	—	—	—	(0.6)	—	(0.6)	—	(0.6)
Issuance of shares	11	—	3.9	3.9	(3.9)	—	—	—	—	—
Net (loss) income		—	—	—	—	(77.4)	—	(77.4)	3.4	(74.0)
Other comprehensive income		—	—	—	—	—	4.2	4.2	—	4.2
Share-based payment	12	—	—	—	2.3	—	—	2.3	—	2.3
Balance at June 30, 2024		1.4	107.4	108.8	52.8	174.5	9.4	345.5	9.9	355.4

Balance at April 2, 2023		1.4	117.3	118.7	28.5	316.5	5.8	469.5	8.0	477.5
Normal course issuer bid purchase of subordinate voting shares	11	—	(2.6)	(2.6)	—	(23.7)	—	(26.3)	—	(26.3)
Liability to broker under automatic share purchase plan	11	—	—	—	10.0	—	—	10.0	—	10.0
Issuance of shares	11	—	3.8	3.8	(3.8)	—	—	—	—	—
Net loss		—	—	—	—	(81.1)	—	(81.1)	(3.9)	(85.0)
Other comprehensive income (loss)		—	—	—	—	—	7.3	7.3	(0.4)	6.9
Share-based payment	12	—	—	—	2.5	—	—	2.5	—	2.5
Balance at July 2, 2023		1.4	118.5	119.9	37.2	211.7	13.1	381.9	3.7	385.6
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 4 of 32

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
(in millions of Canadian dollars)

		First quarter ended
	Notes	June 30, 2024	July 2, 2023
		$	$
Operating activities
Net loss		(74.0)	(85.0)
Items not affecting cash:
Depreciation and amortization		32.7	29.2
Income tax recovery		(26.1)	(29.2)
Interest expense	10	11.8	7.4
Foreign exchange gain		(1.9)	(4.7)
Gain on disposal of assets		—	(0.1)
Share-based payment	12	2.2	2.5
Remeasurement of put option	14	2.1	8.1
Remeasurement of contingent consideration	14	(10.7)	(1.0)
		(63.9)	(72.8)
Changes in non-cash operating items	16	(63.1)	(98.9)
Income taxes paid		(5.4)	(30.1)
Interest paid		(10.5)	(7.5)
Net cash used in operating activities		(142.9)	(209.3)
Investing activities
Purchase of property, plant and equipment		(2.2)	(5.2)
Investment in intangible assets		—	(0.2)
Initial direct costs of right-of-use assets	7	(0.1)	(0.3)
Net cash used in investing activities		(2.3)	(5.7)
Financing activities
Mainland China Facilities borrowings	10	16.6	12.6
Japan Facility borrowings	10	10.8	8.3
Term Loan repayments	10	(1.0)	(1.0)
Revolving Facility borrowings	10	54.3	—
Transaction costs on financing activities	10	(0.2)	—
Normal course issuer bid purchase of subordinate voting shares	11	—	(27.5)
Principal payments on lease liabilities	7	(20.8)	(13.4)
Net cash from (used in) financing activities		59.7	(21.0)
Effects of foreign currency exchange rate changes on cash		2.5	(2.5)
Decrease in cash		(83.0)	(238.5)
Cash, beginning of period		144.9	286.5
Cash, end of period		61.9	48.0
The accompanying notes to the condensed consolidated interim financial statements are an integral part of these financial statements.

Canada Goose Holdings Inc.	Page 5 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 1.     The Company
Organization
Canada Goose Holdings Inc. and its subsidiaries (the “Company”) design, manufacture, and sell performance luxury apparel for men, women, youth, children, and babies. The Company’s product offerings include various styles of heavyweight down and lightweight down jackets, rain and everyday jackets, fleece, vests, apparel, footwear, and accessories for the fall, winter, and spring seasons. The Company’s head office is located at 100 Queens Quay East, Toronto, Canada, M5E 1V3. The use of the terms “Canada Goose”, “we”, and “our” throughout these notes to the condensed consolidated interim financial statements ("Interim Financial Statements") refer to the Company.
Canada Goose is a public company listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “GOOS”. The principal shareholders of the Company are investment funds advised by Bain Capital LP and its affiliates (“Bain Capital”), and DTR LLC ("DTR"), an entity indirectly controlled by the Chairman and Chief Executive Officer of the Company. The principal shareholders hold multiple voting shares representing 52.7% of the total shares outstanding as at June 30, 2024, or 91.8% of the combined voting power of the total voting shares outstanding. Subordinate voting shares that trade on public markets represent 47.3% of the total shares outstanding as at June 30, 2024, or 8.2% of the combined voting power of the total voting shares outstanding.
Statement of compliance
The Interim Financial Statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information, which is considered material to the understanding of the Interim Financial Statements and is normally included in the audited annual consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB, is not provided in these notes. These Interim Financial Statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended March 31, 2024.
The Interim Financial Statements were authorized for issuance in accordance with a resolution of the Company’s Board of Directors on July 31, 2024.
Fiscal year
The Company's fiscal year is a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks for a 52-week fiscal year. Fiscal 2025 is a 52-week fiscal year.
Operating segments
The Company classifies its business in three operating and reportable segments: Direct-to-Consumer ("DTC"), Wholesale, and Other. The DTC segment comprises sales through country-specific e-Commerce platforms available across numerous markets, which includes the recommerce platform Canada Goose Generations, currently available in the United States and Canada, and our Company-owned retail stores located in luxury shopping locations.
The Wholesale segment comprises sales made to a mix of retailers and international distributors, who are partners that have exclusive rights to an entire market, and travel retail locations.

Canada Goose Holdings Inc.	Page 6 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Other segment comprises revenue and costs that are not related to the Company’s DTC or Wholesale segments, such as sales to employees, friends and family sales, and results from the Paola Confectii business.
Seasonality
Our business is seasonal, and we have historically realized a significant portion of our Wholesale revenue and operating income in the second and third quarters of the fiscal year and DTC revenue and operating income in the third and fourth quarters of the fiscal year. Thus, lower-than-expected revenue in these periods could have an adverse impact on our annual operating results.
Cash flows from operating activities are typically highest in the third and fourth quarters of the fiscal year due to revenue from the DTC segment and the collection of trade receivables from Wholesale revenue earlier in the year. Working capital requirements typically increase as inventory builds. Borrowings have historically increased in the first and second quarters and been repaid in the third quarter of the fiscal year.
Note 2.    Material accounting policy information
Basis of presentation
The accounting policies and critical accounting estimates and judgments as disclosed in the Company's audited annual financial statements for the year ended March 31, 2024 have been applied consistently in the preparation of these Interim Financial Statements except as noted below. The Interim Financial Statements are presented in Canadian dollars, the Company’s functional and presentation currency.
As at March 31, 2024, the Company amended the allocation basis for certain selling, general and administrative ("SG&A") expenses between the operating segments to provide more relevant information on financial performance of each operating segment. The reclassification did not impact net income, earnings per share, or the consolidated statements of financial position in the comparative year. Comparative figures have been reclassified to conform with the current year presentation.
Principles of consolidation
The Interim Financial Statements include the accounts of the Company and its subsidiaries and those investments over which the Company has control. All intercompany transactions and balances have been eliminated.

Canada Goose Holdings Inc.	Page 7 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement.
Standards issued and adopted
In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. These amendments are effective for annual reporting periods beginning on or after January 1, 2024.
The adoption of the amendments was recognized as a change in accounting policy in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The Company amended the existing accounting policies related to its presentation of liabilities in the statement of financial position as at April 1, 2024. The Company assessed the impact of the amendments and identified $23.0m of liabilities at the date of adoption, recognized as long-term liabilities on the provisions line related to warranty that can no longer be classified as such in accordance with the amendments. As a result, this balance was reclassified to current liabilities on the provisions line in the statement of financial position.
In accordance with IAS 8, retrospective application is required for accounting policy changes and comparative financial information was restated in the statement of financial position. As a result, $21.4m and $23.0m was reclassified from long-term provisions to current provisions for July 2, 2023 and March 31, 2024, respectively.
In May 2023, the IASB issued International Tax Reform, Pillar Two Model Rules, Amendments to IAS 12, Income Taxes (the “Amendments”). The Amendments provide the Company with an exception from recognition and disclosure requirements for deferred tax assets and liabilities arising from the Organization for Economic Co-operation and Development ("OECD") Pillar Two international tax reform.
The Company is within the scope of the OECD Pillar Two rules. Under these rules, Canada Goose Holdings Inc., (the parent entity of Canada Goose Inc.) will be generally required to pay in Canada a top-up tax on profits of its subsidiaries that are taxed at an effective tax rate (determined in accordance with the Canadian Pillar Two rules) of less than 15%, unless the jurisdiction of incorporation have implemented similar legislation. On June 20, 2024, Pillar Two legislation was enacted in Canada. These rules apply to the Company from April 1, 2024.
An assessment of the potential exposure to Pillar Two income taxes has been performed. Based on this assessment, the Company does not estimate a significant tax impact to arise from this new regulation. The Company continues to monitor legislative action in the jurisdictions in which it operates and to refine this assessment.

Canada Goose Holdings Inc.	Page 8 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
On June 20, 2024, the tax on normal course issuer bid purchases of subordinate voting shares was enacted in Canada. The rules pertain to transactions that occur on or after January 1, 2024. During the first quarter ended June 30, 2024, there were no repurchases made. However, due to repurchases made during fiscal 2024, $0.6m in taxes on normal course issuer bid purchases of subordinate voting shares was recorded in the first quarter ended June 30, 2024 and charged to retained earnings.
Note 3.    Segment information
The Company has three reportable operating segments: DTC, Wholesale, and Other. The Company measures each reportable operating segment’s performance based on revenue and segment operating loss, which is the profit metric utilized by the Company's chief operating decision maker, the Chairman and Chief Executive Officer, for assessing the performance of operating segments. No single customer contributed 10 per cent or more to the Company’s revenue for the first quarters ended June 30, 2024 and July 2, 2023.
As at March 31, 2024, the performance measure for our Other segment was revised to exclude corporate general and administrative expenses; these expenses were presented as a reconciling item to the Company’s consolidated operating income. This change in segment reporting was made to improve the understanding of financial performance in the Other segment.
Corporate expenses comprises costs that do not occur through the DTC, Wholesale, or Other segments, including the cost of marketing expenditures to build brand awareness across all segments, management overhead costs in support of manufacturing operations, other corporate costs, and foreign exchange gains and losses not specifically associated with segment operations. Comparative figures have been reclassified to conform with the current year presentation.
The following table presents key performance information of the Company’s reportable operating segments:

	First quarter ended
	June 30, 2024	July 2, 2023
	$	$
Revenue
DTC	63.1	55.8
Wholesale	16.0	27.1
Other	9.0	1.9
Total segment revenue	88.1	84.8

Operating (loss) income		Reclassified
DTC	(23.1)	(17.3)
Wholesale	(4.1)	3.1
Other	(0.7)	0.6
Total segment operating loss	(27.9)	(13.6)

Canada Goose Holdings Inc.	Page 9 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table reconciles the Company’s reportable total segment operating loss to loss before income taxes:

	First quarter ended
	June 30, 2024	July 2, 2023
	$	$
Total segment operating loss	(27.9)	(13.6)
Corporate expenses	(69.0)	(86.1)
Total operating loss	(96.9)	(99.7)
Net interest, finance and other costs	3.2	14.5
Loss before incomes taxes	(100.1)	(114.2)
The following table summarizes depreciation and amortization in SG&A expenses of each reportable operating segment and depreciation and amortization included in corporate expenses:

	First quarter ended
	June 30, 2024	July 2, 2023
	$	$
Depreciation and amortization expense
DTC	24.7	22.1
Wholesale	1.0	1.0
Other	0.3	—
Total segment depreciation and amortization expense	26.0	23.1
Corporate expenses	4.0	3.5
Total depreciation and amortization expense	30.0	26.6
Geographic information
The Company determines the geographic location of revenue based on the location of its customers.

	First quarter ended
(in millions of Canadian dollars)	June 30, 2024	July 2, 2023
	$	$
Canada	21.9	23.5
United States	18.5	18.1
North America	40.4	41.6
Greater China[1]	21.9	19.5
Asia Pacific (excluding Greater China)[1]	8.9	5.0
Asia Pacific	30.8	24.5
EMEA[2]	16.9	18.7
Total revenue	88.1	84.8
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.

Canada Goose Holdings Inc.	Page 10 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company’s non-current, non-financial assets (comprising property, plant and equipment, intangible assets and right-of-use assets) are geographically located as follows:

	June 30, 2024	July 2, 2023	March 31, 2024
	$	$	$
Canada	216.1	231.3	222.1
United States	134.3	120.5	140.7
North America	350.4	351.8	362.8
Greater China[1]	72.9	78.1	63.6
Asia Pacific (excluding Greater China1)	43.2	29.0	34.1
Asia Pacific	116.1	107.1	97.7
EMEA[2]	126.6	127.5	126.2
Non-current, non-financial assets	593.1	586.4	586.7
1.Greater China comprises Mainland China, Hong Kong, Macau, and Taiwan.
2.EMEA comprises Europe, the Middle East, Africa, and Latin America.
Note 4.     Earnings per share
The following table presents details for the calculation of basic and diluted earnings per share:

	First quarter ended
(in millions of Canadian dollars, except share and per share amounts)	June 30, 2024	July 2, 2023

Net loss attributable to shareholders of the Company	$(77.4)	$(81.1)
Weighted average number of multiple and subordinate voting shares outstanding[1]	96,611,725	103,710,762
Loss per share attributable to shareholders of the Company
Basic and diluted	$(0.80)	$(0.78)
1.Subordinate voting shares issuable on exercise of stock options are not treated as dilutive if including them would decrease the loss per share. For the first quarter ended June 30, 2024, 1,138,989 potentially dilutive shares have been excluded from the calculation of diluted loss per share because their effect was anti-dilutive (first quarter ended July 2, 2023 - 788,450 shares).
Note 5.    Trade receivables

(in millions of Canadian dollars)	June 30, 2024	July 2, 2023	March 31, 2024
	$	$	$
Trade accounts receivable	37.6	38.0	57.1
Credit card receivables	2.3	2.1	3.7
Other receivables	12.8	11.8	12.3
	52.7	51.9	73.1
Less: expected credit loss and sales allowances	(2.3)	(1.0)	(2.7)
Trade receivables	50.4	50.9	70.4

Canada Goose Holdings Inc.	Page 11 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 6.     Inventories

(in millions of Canadian dollars)	June 30, 2024	July 2, 2023	March 31, 2024
	$	$	$
Raw materials	44.6	52.5	48.4
Work in progress	19.6	19.2	25.8
Finished goods	420.1	450.4	371.0
Total inventories at the lower of cost and net realizable value	484.3	522.1	445.2
Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining rate of sale.
The breakdown of the provision for obsolescence is presented as follows:

(in millions of Canadian dollars)	June 30, 2024	July 2, 2023	March 31, 2024
	$	$	$
Raw material shrink reserves	0.1	0.2	0.1
Finished goods shrink reserves	0.8	0.9	0.9
Raw material obsolete inventory reserves	22.8	19.0	22.1
Finished goods obsolete inventory reserves	38.7	22.4	37.7
Provision for obsolescence	62.4	42.5	60.8
Amounts charged to cost of sales comprise the following:

	First quarter ended
(in millions of Canadian dollars)	June 30, 2024	July 2, 2023
	$	$
Cost of goods manufactured	32.8	27.0
Depreciation and amortization included in costs of sales	2.7	2.6
	35.5	29.6

Canada Goose Holdings Inc.	Page 12 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 7.    Leases
Right-of-use assets
The following table presents changes in the cost and the accumulated depreciation of the Company’s right-of-use assets:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Cost	$	$	$	$
March 31, 2024	450.3	44.2	60.9	555.4
Additions	30.1	—	0.9	31.0
Lease modifications	2.9	—	(0.1)	2.8
Impact of foreign currency translation	2.2	—	0.1	2.3
June 30, 2024	485.5	44.2	61.8	591.5

April 2, 2023	396.7	44.9	58.4	500.0
Additions	8.1	—	0.5	8.6
Lease modifications	4.5	—	—	4.5
Derecognition on termination	(4.0)	—	—	(4.0)
Impact of foreign currency translation	(9.4)	—	(0.8)	(10.2)
July 2, 2023	395.9	44.9	58.1	498.9

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
Accumulated depreciation	$	$	$	$
March 31, 2024	229.7	24.0	21.9	275.6
Depreciation	17.2	1.3	2.2	20.7
Impact of foreign currency translation	1.3	—	0.1	1.4
June 30, 2024	248.2	25.3	24.2	297.7

April 2, 2023	171.1	20.6	16.5	208.2
Depreciation	15.1	1.5	1.4	18.0
Derecognition on termination	(4.0)	—	—	(4.0)
Impact of foreign currency translation	(4.3)	—	(0.3)	(4.6)
July 2, 2023	177.9	22.1	17.6	217.6

Net book value
June 30, 2024	237.3	18.9	37.6	293.8
July 2, 2023	218.0	22.8	40.5	281.3
March 31, 2024	220.6	20.2	39.0	279.8

Canada Goose Holdings Inc.	Page 13 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Lease liabilities
The following table presents the changes in the Company's lease liabilities:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
March 31, 2024	255.7	23.8	51.0	330.5
Additions	29.9	—	1.0	30.9
Lease modifications	2.9	—	(0.1)	2.8
Principal payments	(17.3)	(1.4)	(2.1)	(20.8)
Impact of foreign currency translation	1.2	—	0.1	1.3
June 30, 2024	272.4	22.4	49.9	344.7

April 2, 2023	259.2	27.7	47.9	334.8
Additions	8.1	—	0.2	8.3
Lease modifications	4.5	—	—	4.5
Principal payments	(13.5)	(1.3)	1.4	(13.4)
Impact of foreign currency translation	(5.8)	—	(0.5)	(6.3)
July 2, 2023	252.5	26.4	49.0	327.9
Lease liabilities are classified as current and non-current liabilities as follows:

(in millions of Canadian dollars)	Retail stores	Manufacturing facilities	Other	Total
	$	$	$	$
Current lease liabilities	68.2	6.3	8.0	82.5
Non-current lease liabilities	204.2	16.1	41.9	262.2
June 30, 2024	272.4	22.4	49.9	344.7

Current lease liabilities	63.5	6.0	5.8	75.3
Non-current lease liabilities	189.0	20.4	43.2	252.6
July 2, 2023	252.5	26.4	49.0	327.9

Current lease liabilities	65.8	6.3	7.8	79.9
Non-current lease liabilities	189.9	17.5	43.2	250.6
March 31, 2024	255.7	23.8	51.0	330.5
For the first quarter ended June 30, 2024, $3.1m of lease payments were not included in the measurement of lease liabilities (first quarter ended July 2, 2023 - $2.8m respectively). The majority of these balances related to short-term leases and variable rent payments, net of rent concessions, which are expensed as incurred.

Canada Goose Holdings Inc.	Page 14 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 8.     Accounts payable and accrued liabilities
Accounts payable and accrued liabilities consist of the following:

(in millions of Canadian dollars)	June 30, 2024	July 2, 2023	March 31, 2024
	$	$	$
Trade payables	39.9	44.5	57.6
Accrued liabilities	68.2	86.2	73.5
Employee benefits	30.5	26.8	38.6
Derivative financial instruments	1.6	9.0	1.9
ASPP liability (note 11)	—	10.0	—
Other payables	4.1	2.1	6.1
Accounts payable and accrued liabilities	144.3	178.6	177.7
Note 9.    Provisions
The Company amended the existing accounting policies related to its presentation of liabilities in the statement of financial position as at April 1, 2024 and identified warranty provisions within long-term liabilities can no longer be classified as such. As a result, this balance along with $21.4m and $23.0m for July 2, 2023 and March 31, 2024, respectively, was reclassified to current liabilities on the provisions line in the statement of financial position. See "Note 2. Material accounting policy information" for more details on the reclassification.
Provisions are classified as current and non-current liabilities based on legal rights which exist as at the reporting date as follows:

(in millions of Canadian dollars)	Warranty	Sales returns	Asset retirement obligations	Total
	$	$	$	$
Current provisions	28.6	12.2	—	40.8
Non-current provisions	—	—	14.6	14.6
June 30, 2024	28.6	12.2	14.6	55.4

	Warranty	Sales returns	Asset retirement obligations	Total
	Reclassified
Current provisions	28.8	8.9	—	37.7
Non-current provisions	—	—	12.8	12.8
July 2, 2023	28.8	8.9	12.8	50.5

	Warranty	Sales returns	Asset retirement obligations	Total
	Reclassified
Current provisions	30.3	18.8	—	49.1
Non-current provisions	—	—	14.3	14.3
March 31, 2024	30.3	18.8	14.3	63.4

Canada Goose Holdings Inc.	Page 15 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 10.     Borrowings
Amendments to borrowings
Post June 28, 2024, Canadian Dollar Offered Rate rates were no longer being published. As a result, in the first quarter ended June 30, 2024, the Company entered into amendments for its Revolving Facility (as defined below) to transition from the Canadian Dollar Offered interest benchmarks to the Canadian Overnight Repo Rate Average ("CORRA”). There were no further amendments to borrowings in the first quarter ended June 30, 2024.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based revolving credit facility ("Revolving Facility") in the amount of $467.5m, with an increase in commitments to $517.5m during the peak season (June 1 - November 30). The Revolving Facility matures on May 15, 2028. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes. The Company has pledged substantially all of its assets as collateral for the Revolving Facility. The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds.
The Revolving Facility has multiple interest rate charge options that are based on the Canadian prime rate, the lenders' Alternate Base Rate, European Base Rate, SOFR rate, or EURIBOR rate plus an applicable margin, with interest payable the earlier of quarterly or at the end of the then current interest period (whichever is earlier).
As at June 30, 2024, the Company had $54.3m owing on the Revolving Facility (July 2, 2023 - $nil, March 31, 2024 - $nil). As at June 30, 2024, $0.3m interest and administrative fees remain outstanding (July 2, 2023 - $nil, March 31, 2024 - $nil). Deferred financing charges in the amounts of $1.0m as at June 30, 2024 (July 2, 2023 - $1.1m, March 31, 2024 - $1.0m) were included in other long-term liabilities. As at and during the first quarter ended June 30, 2024, the Company was in compliance with all covenants.
The Company had unused borrowing capacity available under the Revolving Facility of $335.2m as at June 30, 2024 (July 2, 2023 - $402.9m, March 31, 2024 - $203.7m).
The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. As at June 30, 2024, the Company had letters of credit outstanding under the Revolving Facility of $1.6m (July 2, 2023 - $1.8m, March 31, 2024 - $1.5m).
Term Loan
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis ("Term Loan") alongside the Revolving Facility. The Term Loan has an aggregate principal amount of USD300.0m, with quarterly repayments of USD0.75m on the principal amount and a maturity date of October 7, 2027. Moreover, the Term Loan has an interest rate of SOFR plus a term SOFR adjustment of 0.11448% with an applicable margin of 3.50% payable monthly in arrears. SOFR plus the term SOFR adjustment may not be less than 0.75%.

Canada Goose Holdings Inc.	Page 16 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Voluntary prepayments of amounts owing under the Term Loan may be made at any time without premium or penalty, once repaid may not be reborrowed. As at June 30, 2024, the Company had USD289.5m (July 2, 2023 - USD292.5m, March 31, 2024 - USD290.3m) aggregate principal amount outstanding under the Term Loan. The Company has pledged substantially all of its assets as collateral for the Term Loan. The Term Loan contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the first quarter ended June 30, 2024, the Company was in compliance with all covenants.
As the Term Loan is denominated in U.S. dollars, the Company remeasures the outstanding balance plus accrued interest at each balance sheet date.
The amount outstanding with respect to the Term Loan is as follows:

(in millions of Canadian dollars)	June 30, 2024	July 2, 2023	March 31, 2024
	$	$	$
Term Loan	396.0	387.6	393.1
Unamortized portion of deferred transaction costs	(0.5)	(0.6)	(0.6)
Term Loan, net of unamortized deferred transaction costs	395.5	387.0	392.5
Mainland China Facilities
A subsidiary of the Company in Mainland China has uncommitted loan facilities in the aggregate amount of RMB510.0m ($96.0m) ("Mainland China Facilities"). The term of each draw on the loans is one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate on each facility is equal to 3.1% or the loan prime rate of 1 year, minus a marginal rate of 0.5%, and payable quarterly. Proceeds drawn on the Mainland China Facilities are being used to support working capital requirements and build up of inventory for peak season sales. As at June 30, 2024, the Company had $16.6m (RMB88.3m) owing on the Mainland China Facilities (July 2, 2023 - $22.4m (RMB122.3m), March 31, 2024 - no amounts owing).
Japan Facility
A subsidiary of the Company in Japan has a loan facility in the aggregate amount of JPY4,000.0m ($34.0m) ("Japan Facility") with a floating interest rate of Japanese Bankers Association Tokyo Interbank Offered Rate plus an applicable margin of 0.30%. The term of the facility is 12 months and each draw on the facility is payable within the term. Proceeds drawn on the Japan Facility are being used to support build up of inventory for peak season sales. As at June 30, 2024, the Company had $16.2m (JPY1,900.0m) owing on the Japan Facility (July 2, 2023 - $22.0m (JPY2,400.0m), March 31, 2024 - $5.4m (JPY600.0m)).
Short-term Borrowings
As at June 30, 2024, the Company has short-term borrowings in the amount of $36.8m. Short-term borrowings include $16.6m (July 2, 2023 - $22.4m, March 31, 2024 - $nil) owing on the Mainland China Facilities, $16.2m (July 2, 2023 - $22.0m, March 31, 2024 - $5.4m) owing on the Japan Facility, and $4.0m (July 2, 2023 - $4.0m, March 31, 2024 - $4.0m) for the current portion of the quarterly principal repayments on the Term Loan. Short-term borrowings are all due within the next 12 months.

Canada Goose Holdings Inc.	Page 17 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Net interest, finance and other costs consist of the following:

	First quarter ended
(in millions of Canadian dollars)	June 30, 2024	July 2, 2023
	$	$
Interest expense
Mainland China Facilities[1]	—	0.1
Japan Facility[1]	—	—
Revolving Facility	0.5	0.1
Term Loan	5.1	5.0
Lease liabilities	4.3	4.6
Standby fees	0.3	0.3
Foreign exchange losses (gains) on Term Loan net of hedges	1.7	(2.2)
Fair value remeasurement on the put option liability (note 14)	2.1	8.1
Fair value remeasurement on the contingent consideration (note 14)	(10.7)	(1.0)
Interest income	(0.3)	(0.7)
Other costs	0.2	0.2
Net interest, finance and other costs	3.2	14.5
1.The net interest expense for the Mainland China Facilities and Japan Facility is less than $0.1m and less than $0.1m, respectively, for the first quarter ended June 30, 2024 (first quarter ended July 2, 2023 - $0.1m and less than $0.1m, respectively).
Note 11.     Shareholders' equity
Share capital transactions for the first quarter ended June 30, 2024
Normal course issuer bid for Fiscal 2024
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 4,980,505 subordinate voting shares over the 12-month period from November 22, 2023 and ending no later than November 21, 2024 (the "Fiscal 2024 NCIB"). Purchased subordinate voting shares will be cancelled.
In connection with the Fiscal 2024 NCIB, the Company also entered an automatic share purchase plan (the “Fiscal 2024 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2024 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. The repurchases made under the Fiscal 2024 ASPP will be made in accordance with certain purchasing parameters and will continue until the earlier of the date in which the Company has acquired the maximum limit of subordinate voting shares pursuant to the Fiscal 2024 ASPP or upon the date of expiry of the Fiscal 2024 NCIB.
During the first quarter ended June 30, 2024, the Company made no repurchases under the Fiscal 2024 NCIB.
Since the commencement of the Fiscal 2024 NCIB, the Company purchased 3,586,124 subordinate voting shares for total cash consideration of $56.9m. Of the 3,586,124 subordinate voting shares purchased, 3,088,648 were purchased under the Fiscal 2024 ASPP for total cash consideration of $49.6m.

Canada Goose Holdings Inc.	Page 18 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
March 31, 2024	51,004,076	1.4	45,528,438	103.5	96,532,514	104.9
Exercise of stock options	—	—	26,484	—	26,484	—
Settlement of RSUs	—	—	171,875	3.9	171,875	3.9
Total share issuances	—	—	198,359	3.9	198,359	3.9
June 30, 2024	51,004,076	1.4	45,726,797	107.4	96,730,873	108.8
Share capital transactions for the first quarter ended July 2, 2023
Normal course issuer bid for Fiscal 2023
The Board of Directors authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 5,421,685 subordinate voting shares over the 12-month period which started on November 22, 2022 and concluded on November 21, 2023 (the "Fiscal 2023 NCIB").
In connection with the Fiscal 2023 NCIB, the Company had also entered an automatic share purchase plan (the “Fiscal 2023 ASPP”) under which a designated broker may purchase subordinate voting shares under the Fiscal 2023 NCIB during the regularly scheduled quarterly trading blackout periods of the Company. This Fiscal 2023 ASPP terminated on November 21, 2023, along with the Fiscal 2023 NCIB, and the liability to the broker was fully settled at the end of the plan.
During the first quarter ended July 2, 2023, the Company purchased 1,156,959 subordinate voting shares for cancellation for total cash consideration of $26.3m. The amount to purchase the subordinate voting shares was charged to share capital, with the remaining $23.7m charged to retained earnings. Of the 1,156,959 subordinate voting shares purchased, 250,100 were purchased under the Fiscal 2023 ASPP for total cash consideration of $6.2m.
In addition, subordinate voting shares held for cancellation as at April 2, 2023 valued at $1.2m were settled in the first quarter ended July 2, 2023. Since the commencement of the Fiscal 2023 NCIB, the Company purchased 2,309,761 subordinate voting shares for cancellation for total cash consideration of $54.2m.
A liability representing the maximum amount that the Company could be required to pay the designated broker under the ASPP was $10.0m as at first quarter ended July 2, 2023. The amount was charged to contributed surplus. Subsequent to the first quarter ended July 2, 2023, the Company purchased an additional 422,544 subordinate voting shares for cancellation for total cash consideration of $10.0m under the ASPP.

Canada Goose Holdings Inc.	Page 19 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The transactions affecting the issued and outstanding share capital of the Company are described below:

(in millions of Canadian dollars, except share amounts)	Multiple voting shares		Subordinate voting shares		Total
	Number	$	Number	$	Number	$
April 2, 2023	51,004,076	1.4	53,184,912	117.3	104,188,988	118.7
Purchase of subordinate voting shares	—	—	(1,156,959)	(2.6)	(1,156,959)	(2.6)
Total share purchases	—	—	(1,156,959)	(2.6)	(1,156,959)	(2.6)
Exercise of stock options	—	—	—	—	—	—
Settlement of RSUs	—	—	133,659	3.8	133,659	3.8
Total share issuances	—	—	133,659	3.8	133,659	3.8
July 2, 2023	51,004,076	1.4	52,161,612	118.5	103,165,688	119.9
Note 12.    Share-based payments
Stock options
The Company issued stock options to purchase subordinate voting shares under its incentive plans, prior to the public share offering on March 21, 2017, the Legacy Plan, and subsequently, the Omnibus Plan. All options are issued at an exercise price that is not less than market value at the time of grant and expire ten years after the grant date.
Stock option transactions are as follows:

	First quarter ended
	June 30, 2024		July 2, 2023
(in millions of Canadian dollars, except share and per share amounts)	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares
Options outstanding, beginning of period	$33.51	4,608,777	$36.58	4,055,199
Granted to purchase shares	$18.98	770,434	$22.24	752,811
Exercised	$0.76	(26,484)	$—	—
Cancelled	$37.70	(398,184)	$26.97	(91,884)
Options outstanding, end of period	$31.09	4,954,543	$34.48	4,716,126

Canada Goose Holdings Inc.	Page 20 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Restricted share units
The Company grants shares as part of the Restricted Share Unit ("RSU") program under the Omnibus Plan to employees of the Company. The RSUs are treated as equity instruments for accounting purposes. We expect that vested RSUs will be paid at settlement through the issuance of one subordinate voting share per RSU. The RSUs vest over a period of three years, a third on each anniversary of the date of grant.
RSU transactions are as follows:

	First quarter ended
	June 30, 2024	July 2, 2023
	Number of shares	Number of shares
RSUs outstanding, beginning of period	480,518	318,082
Granted	402,440	374,656
Settled	(171,875)	(133,659)
Cancelled	(36,278)	(2,959)
RSUs outstanding, end of period	674,805	556,120
Performance share units
In May 2023, the Company implemented a Performance Share Unit (“PSU”) program under the Omnibus Plan. A PSU represents the right to receive a subordinate voting share settled by the issuance of shares at the vesting date. PSUs vest on the third anniversary of the award date and are earned only if certain performance targets are achieved. Shares issued per PSU at the vesting date can decrease or increase if minimum or maximum performance targets are achieved ranging from 0% to 200% of the PSU award granted. If performance targets are achieved, the Company expects that those vested PSUs will be paid at settlement through the issuance of one subordinate voting share per PSU. PSUs are treated as equity instruments for accounting purposes.
PSU transactions are as follows:

	First quarter ended
	June 30, 2024	July 2, 2023
	Number of shares	Number of shares
PSUs outstanding, beginning of period	342,925	—
Granted	415,892	395,577
Cancelled	(41,540)	—
PSUs outstanding, end of period	717,277	395,577
Shares reserved for issuance
As at June 30, 2024, subordinate voting shares, to a maximum of 4,171,139 shares, have been reserved for issuance under equity incentive plans to select employees of the Company, with vesting contingent upon meeting the service, performance goals and other conditions of the Omnibus Plan.

Canada Goose Holdings Inc.	Page 21 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Accounting for share-based awards
For the first quarter ended June 30, 2024, the Company recorded $2.2m as compensation expense for the vesting of stock options, RSUs and PSUs (first quarter ended July 2, 2023 - $2.5m). Share-based compensation expense is included in SG&A expenses.
The assumptions used to measure the fair value of options granted under the Black-Scholes option pricing model at the grant date were as follows:

	First quarter ended
(in millions of Canadian dollars, except share and per share amounts)	June 30, 2024	July 2, 2023
Weighted average stock price valuation	$18.98	$22.24
Weighted average exercise price	$18.98	$22.24
Risk-free interest rate	4.17%	4.11%
Expected life in years	5	5
Expected dividend yield	—%	—%
Volatility	40%	40%
Weighted average fair value of options issued	$6.43	$7.51
RSU and PSU fair values are determined based on the market value of the subordinate voting shares at the time of grant. As at June 30, 2024, the weighted average fair value of RSUs was $18.98 (July 2, 2023 - $22.24). As at June 30, 2024, the weighted average fair value of PSUs was $18.98 (July 2, 2023 - $22.24).
Note 13.    Related party transactions
The Company enters into transactions from time to time with its principal shareholders, as well as organizations affiliated with members of the Board of Directors and key management personnel by incurring expenses for business services. During the first quarter ended June 30, 2024, the Company incurred expenses with related parties of $0.5m (first quarter ended July 2, 2023 - $0.3m) from companies related to certain shareholders. Balances owing to related parties as at June 30, 2024 were $0.4m (July 2, 2023 - $0.4m, March 31, 2024 - $0.2m).
A lease liability due to the former controlling shareholder of the acquired Baffin Inc. business (the "Baffin Vendor") for leased premises was $2.3m as at June 30, 2024 (July 2, 2023 - $2.9m, March 31, 2024 - $2.5m). During the first quarter ended June 30, 2024, the Company paid principal and interest on the lease liability, net of rent concessions, and other operating costs to entities affiliated with the Baffin Vendor totalling $0.4m (first quarter ended July 2, 2023 - $0.4m). No amounts were owing to Baffin entities as at June 30, 2024, July 2, 2023, and March 31, 2024.
The joint venture between the Company and Sazaby League ("Japan Joint Venture"), has lease liabilities due to the non-controlling shareholder, Sazaby League for leased premises. Lease liabilities were $1.6m as at June 30, 2024 (July 2, 2023 - $2.4m, March 31, 2024 - $1.9m). During the first quarter ended June 30, 2024, the Company incurred principal and interest on lease liabilities, royalty fees, and other operating costs to Sazaby League totalling $1.3m (first quarter ended July 2, 2023 - $1.1m). Balances owing to Sazaby League as at June 30, 2024 were $0.3m (July 2, 2023 - $0.2m, March 31, 2024 - $0.3m).
During the first quarter ended June 30, 2024, the Japan Joint Venture sold inventory of less than $0.1m to companies wholly owned by Sazaby League (first quarter ended July 2, 2023 - less

Canada Goose Holdings Inc.	Page 22 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
than $0.1m). As at June 30, 2024, the Japan Joint Venture recognized a trade receivable of less than $0.1m from these companies (July 2, 2023 - less than $0.1m, March 31, 2024 - $0.1m).
In connection with the Paola Confectii business combination that occurred during the year ended March 31, 2024, subject to the controlling shareholders of Paola Confectii SRL ("PCML Vendors") remaining employees through November 1, 2025, a further amount is payable to the PCML Vendors if certain performance conditions are met based on financial results (“Earn-Out”). For the first quarter ended June 30, 2024, the Company recognized $0.9m of remuneration costs related to the Earn-Out based on the estimated value of $7.5m for the payout. These costs have been included in other long-term liabilities on the statement of financial position, and reflects the amount owing to the PCML Vendors as at June 30, 2024.
A lease liability due to one of the PCML Vendors for leased premises was $1.2m as at June 30, 2024. During the first quarter ended June 30, 2024, the Company paid principal and interest on the lease liability, to one of the PCML Vendors totalling less than $0.1m. No amounts were owing to one of the PCML Vendors as at June 30, 2024.
Note 14.    Financial instruments and fair value
The following table presents the fair values and fair value hierarchy of the Company’s financial instruments and excludes financial instruments carried at amortized cost that are short-term in nature:

	June 30, 2024
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	14.7	—	14.7	14.7
Derivatives included in other long-term assets	—	5.1	—	5.1	5.1
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	1.6	—	1.6	1.6
Mainland China Facilities	—	16.6	—	16.6	16.6
Japan Facility	—	16.2	—	16.2	16.2
Revolving Facility	—	54.3	—	54.3	54.3
Term Loan	—	395.5	—	395.5	394.0
Derivatives included in other long-term liabilities	—	2.9	—	2.9	2.9
Put option liability included in other long-term liabilities	—	—	30.0	30.0	30.0
Contingent consideration included in other long-term liabilities	—	—	6.2	6.2	6.2
Earn-Out included in other long-term liabilities (note 13)	—	—	2.3	2.3	2.3

Canada Goose Holdings Inc.	Page 23 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	July 2, 2023
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	32.4	—	32.4	32.4
Derivatives included in other long-term assets	—	12.2	—	12.2	12.2
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	9.0	—	9.0	9.0
Mainland China Facilities	—	22.4	—	22.4	22.4
Japan Facility	—	22.0	—	22.0	22.0
Term Loan	—	387.0	—	387.0	424.0
Derivatives included in other long-term liabilities	—	10.2	—	10.2	10.2
Put option liability included in other long-term liabilities	—	—	37.1	37.1	37.1
Contingent consideration included in other long-term liabilities	—	—	14.2	14.2	14.2

	March 31, 2024
(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Carrying value	Fair value
	$	$	$	$	$
Financial assets
Derivatives included in other current assets	—	15.1	—	15.1	15.1
Derivatives included in other long-term assets	—	6.9	—	6.9	6.9
Financial liabilities
Derivatives included in accounts payable and accrued liabilities	—	1.9	—	1.9	1.9
Japan Facility	—	5.4	—	5.4	5.4
Term Loan	—	392.5	—	392.5	389.2
Derivatives included in other long-term liabilities	—	5.3	—	5.3	5.3
Put option liability included in other long-term liabilities	—	—	29.4	29.4	29.4
Contingent consideration included in other long-term liabilities	—	—	17.7	17.7	17.7
Earn-Out included in other long-term liabilities (note 13)	—	—	1.5	1.5	1.5

Canada Goose Holdings Inc.	Page 24 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
In connection with the Japan Joint Venture, for the first quarter ended June 30, 2024, the Company recorded a decrease of JPY1,259.1m ($11.6m, excluding translation losses of $0.9m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY242.5m ($0.6m, excluding translation losses of $1.5m) on the remeasurement of the put option liability during the first quarter ended June 30, 2024. The change in fair value of the put option liability was driven by progression through the 10-year term, whereas the change in fair value of the contingent consideration was driven by the extension in term. During the first quarter ended June 30, 2024, the Company and Sazaby League amended the Joint Venture Agreement to extend the period by which the deferred contingent consideration is payable if an agreed cumulative adjusted EBIT target is not reached through the period ended June 30, 2026 to April 2, 2028.
For the first quarter ended July 2, 2023, the Company recorded a decrease of JPY110.2m ($2.6m, excluding translation losses of $1.6m) on the remeasurement of the contingent consideration. The Company recorded an increase of JPY885.5m ($5.0m, excluding translation losses of $3.1m) on the remeasurement of the put option liability during the first quarter ended July 2, 2023.
Note 15.    Financial risk management objectives and policies
The Company’s primary risk management objective is to protect the Company’s assets and cash flow, in order to increase the Company’s enterprise value.
The Company is exposed to capital management risk, liquidity risk, credit risk, market risk, foreign exchange risk, and interest rate risk. The Company’s senior management and Board of Directors oversee the management of these risks. The Board of Directors reviews and agrees upon policies for managing each of these risks which are summarized below.
Capital management
The Company manages its capital and capital structure with the objectives of safeguarding sufficient working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. The Board of Directors of the Company monitors the Company’s capital management on a regular basis. The Company will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to satisfy the requirements for business operations, capital expenditures, debt service and general corporate purposes, under normal and stressed conditions. The primary source of liquidity is funds generated by operating activities; the Company also relies on the Mainland China Facilities, the Japan Facility, and the Revolving Facility as sources of funds for short-term working capital needs. The Company continuously reviews both actual and forecasted cash flows to ensure that the Company has appropriate capital capacity.

Canada Goose Holdings Inc.	Page 25 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The following table summarizes the amount of contractual undiscounted future cash flow requirements as at June 30, 2024:

Contractual obligations by fiscal year	Q2 to Q4 2025	2026	2027	2028	2029	2030	Thereafter	Total
(in millions of Canadian dollars)	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	144.3	—	—	—	—	—	—	144.3
Mainland China Facilities	16.6	—	—	—	—	—	—	16.6
Japan Facility	16.2	—	—	—	—	—	—	16.2
Revolving Facility	54.3	—	—	—	—	—	—	54.3
Term Loan	3.0	4.1	4.1	384.8	—	—	—	396.0
Interest commitments relating to borrowings[1]	30.6	35.5	35.5	8.9	—	—	—	110.5
Lease obligations	44.5	76.8	78.9	54.4	37.8	28.7	66.9	388.0
Pension obligation	—	—	—	—	—	—	1.8	1.8
Total contractual obligations	309.5	116.4	118.5	448.1	37.8	28.7	68.7	1,127.7
1.Interest commitments are calculated based on the loan balance and the interest rate payable on the Mainland China Facilities, the Japan Facility, Revolving Facility, and the Term Loan of 3.00%, 0.48%, 6.30%, and 8.96% respectively, as at June 30, 2024.
As at June 30, 2024, we had additional liabilities which included provisions for warranty, sales returns, asset retirement obligations, deferred income tax liabilities, the Earn-Out to the PCML Vendors, the put option liability and the contingent consideration on the Japan Joint Venture. These liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Letter of guarantee facility
On April 14, 2020, Canada Goose Inc. entered into a letter of guarantee facility in the amount of $10.0m. Letters of guarantee are available for terms of up to twelve months and will be charged a fee equal to 1.0% per annum calculated against the face amount and over the term of the guarantee. Amounts issued on the facility will be used to finance working capital requirements of Canada Goose Inc. through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits. The Company immediately reimburses the issuing bank for amounts drawn on issued letters of guarantees. At June 30, 2024, the Company had $7.5m outstanding.
In addition, a subsidiary of the Company in Mainland China entered into letters of guarantee and as at June 30, 2024 the amount outstanding was $9.2m. Amounts will be used to support retail operations of such subsidiaries through letters of guarantee, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit, or similar credits.
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.
Credit risk arises from the possibility that certain parties will be unable to discharge their obligations. The Company manages its credit risk through a combination of third-party credit insurance and internal house risk. Credit insurance is provided by a third party for customers and is subject to continuous monitoring of the credit worthiness of the Company's customers. Insurance covers a specific amount of revenue, which may be less than the Company's total revenue with a specific customer. The Company has an agreement with a third party who has insured the risk of loss for up to 90% of trade accounts receivable from certain designated

Canada Goose Holdings Inc.	Page 26 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
customers subject to a total deductible of $0.1m, to a maximum of $30.0m per year. As at June 30, 2024, trade accounts receivable totalling approximately $12.0m (July 2, 2023 - $22.8m, March 31, 2024 - $14.8m) were insured subject to the policy cap. Complementary to the third-party insurance, the Company establishes payment terms with customers to mitigate credit risk and continues to closely monitor its trade accounts receivable credit risk exposure.
Within CG Japan, the Company has an agreement with a third party who has insured the risk of trade accounts receivable for certain designated customers for a maximum of JPY540.0m per annum subject to a deductible of 10% and applicable only to accounts with receivables over JPY100k. As at June 30, 2024, trade accounts receivable totalling less than $0.1m (JPY2.9m) were insured subject to the policy cap (July 2, 2023 - less than $0.1m (JPY0.4m), March 31, 2024 - $0.3m (JPY32.5m)).
Trade accounts receivable factoring program
A subsidiary of the Company in Europe had an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of EUR20.0m in exchange for advanced funding equal to 100% of the principal value of the invoice. On April 12, 2024, this agreement was terminated with an immaterial impact to the Company’s trade accounts receivables.
For the first quarter ended June 30, 2024, the Company received cash proceeds from the sale of trade accounts receivable with carrying values of $0.1m which were derecognized from the Company's statement of financial position (first quarter ended July 2, 2023 - $0.4m). No fees were incurred during the first quarter ended June 30, 2024 (first quarter ended July 2, 2023 - less than $0.1m) and included in net interest, finance and other costs in the interim statements of loss. As at June 30, 2024, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continued to service, was $nil (July 2, 2023 - $nil, March 31, 2024 - $0.6m).
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices comprise foreign exchange risk and interest rate risk.
Foreign exchange risk
Foreign exchange risk in operating cash flows
The Company’s Interim Financial Statements are expressed in Canadian dollars, but a substantial portion of the Company’s revenues, purchases, and expenses are denominated in other currencies, principally U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, Hong Kong dollars, and Japanese yen. The Company has entered into forward foreign exchange contracts to reduce the foreign exchange risk associated with revenues, purchases, and expenses denominated in these currencies. Certain forward foreign exchange contracts were designated at inception and accounted for as cash flow hedges. During the first quarter ended June 30, 2024, the Company executed the operating cash flow hedge program for fiscal 2025.

Canada Goose Holdings Inc.	Page 27 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. As a result, we are exposed to foreign currency translation gains and losses. Appreciating foreign currencies relative to the Canadian dollar, to the extent they are not hedged, will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
The Company recognized the following unrealized gains in the fair value of derivatives designated as cash flow hedges in other comprehensive loss:

First quarter ended
	June 30, 2024		July 2, 2023
(in millions of Canadian dollars)	Net gain	Tax expense	Net gain	Tax expense
	$	$	$	$
Forward foreign exchange contracts designated as cash flow hedges	0.1	(0.3)	7.2	(1.8)
The Company reclassified the following losses and gains from other comprehensive loss on derivatives designated as cash flow hedges to locations in the Interim Financial Statements described below:

	First quarter ended
(in millions of Canadian dollars)	June 30, 2024	July 2, 2023
Loss (gain) from other comprehensive loss	$	$
Forward foreign exchange contracts designated as cash flow hedges
Revenue	0.1	0.1
SG&A expenses	(0.2)	(0.1)
Inventory	—	(0.1)
For the first quarter ended June 30, 2024, unrealized gains of $0.3m (first quarter ended July 2, 2023 - unrealized gains of $2.2m) on forward exchange contracts that were not treated as hedges were recognized in SG&A expenses in the interim statements of loss.

Canada Goose Holdings Inc.	Page 28 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Foreign currency forward exchange contracts outstanding as at June 30, 2024 related to operating cash flows were:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	USD	82.3	U.S. dollars
		€99.0	euros
		¥2,558.5	Japanese yen

Forward contract to sell Canadian dollars	USD	17.2	U.S. dollars
		€42.9	euros

Forward contract to purchase euros	CNY	629.7	Chinese yuan
		£33.1	British pounds sterling
	HKD	46.2	Hong Kong dollars

Forward contract to sell euros	CHF	4.3	Swiss francs
	CNY	40.8	Chinese yuan
		£6.2	British pounds sterling
	HKD	28.9	Hong Kong dollars
Foreign exchange risk on borrowings
The Company enters into derivative transactions to hedge a portion of its exposure to interest rate risk and foreign currency exchange risk related to principal and interest payments on the Term Loan denominated in U.S. dollars (see "Note 10. Borrowings"). The Company also entered into a five-year forward exchange contract by selling $368.5m and receiving USD270.0m as measured on the trade date, to fix the foreign exchange risk on a portion of the Term Loan borrowings.
The Company recognized the following unrealized losses and gains in the fair value of derivatives designated as hedging instruments in other comprehensive loss:

First quarter ended
	June 30, 2024		July 2, 2023
(in millions of Canadian dollars)	Net loss	Tax recovery	Net gain	Tax expense
	$	$	$	$
Swaps designated as cash flow hedges	(1.2)	0.4	2.6	(1.2)

Canada Goose Holdings Inc.	Page 29 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
The Company reclassified the following gains from other comprehensive loss on derivatives designated as hedging instruments to net interest, finance and other costs:

	First quarter ended
(in millions of Canadian dollars)	June 30, 2024	July 2, 2023
Gain from other comprehensive income	$	$
Swaps designated as cash flow hedges	(0.3)	(0.5)
For the first quarter ended June 30, 2024, unrealized gains of $2.2m (first quarter ended July 2, 2023 - unrealized loss of $5.6m) in the fair value of the long-dated forward exchange contract related to a portion of the Term Loan balance were recognized in net interest, finance and other costs in the interim statements of loss.
Interest rate risk
The Company is exposed to interest rate risk related to the effect of interest rate changes on the borrowings outstanding under the Mainland China Facilities, Japan Facility, Revolving Facility, and the Term Loan, which currently bear interest rates at 3.00%, 0.48%, 6.30% and 8.96%, respectively.
Interest rate risk on the Term Loan is partially mitigated by interest rate swap hedges. The Company has entered into five-year interest rate swap agreements terminating December 31, 2025 to pay fixed interest rates and receive floating interest rates on notional debt of USD270.0m. The floating interest benchmark reference rate contained within the swap agreements is SOFR with the average fixed rates of 1.76%. These swap agreements fix the interest rate on the USD300.0m Term Loan. The interest rate swaps continue to be designated and accounted for as cash flow hedges.
Based on the closing balance of outstanding borrowings, a 1.00% increase in the closing interest rate during the first quarter ended June 30, 2024 would have increased interest expense on the Mainland China Facilities, Japan Facility, Revolving Facility and the Term Loan before hedging, by less than $0.1m, less than $0.1m, $0.1m and $1.0m, respectively (first quarter ended July 2, 2023 - less than $0.1m, less than $0.1m, $nil and $1.0m, respectively).
Until the third quarter ended December 31, 2023, the Company calculated interest rate sensitivity on debt facilities using the average balance of the facility and average interest rate in the reporting period. Following the third quarter, and applicable for the first quarter ended June 30, 2024, the Company calculated interest rate sensitivity on debt facilities using the closing balance of the facility and the closing interest rate. The Company believes this change provides more relevant information on interest rate sensitivity. The Company has recognized this change as a change in estimates and had adjusted the disclosure prospectively.

Canada Goose Holdings Inc.	Page 30 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)
Note 16.    Selected cash flow information
Changes in non-cash operating items

	First quarter ended
(in millions of Canadian dollars)	June 30, 2024	July 2, 2023
	$	$
Trade receivables	20.4	(0.5)
Inventories	(39.2)	(52.3)
Other current assets	(5.5)	(5.0)
Accounts payable and accrued liabilities	(35.0)	(35.3)
Provisions	(7.8)	(7.6)
Other	4.0	1.8
Change in non-cash operating items	(63.1)	(98.9)
Changes in liabilities and equity arising from financing activities

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
March 31, 2024	—	5.4	(1.0)	392.5	330.5	104.9
Cash flows:
Mainland China Facilities borrowings	16.6	—	—	—	—	—
Japan Facility borrowings	—	10.8	—	—	—	—
Revolving Facility borrowings	—	—	54.3	—	—	—
Term Loan repayments	—	—	—	(1.0)	—	—
Transactions costs on financing activities	—	—	(0.2)	—	—	—
Principal payments on lease liabilities	—	—	—	—	(20.8)	—
Non-cash items:
Amortization of deferred transaction costs	—	—	0.2	—	—	—
Unrealized foreign exchange loss	—	—	—	4.0	1.3	—
Additions and amendments to lease liabilities (note 7)	—	—	—	—	33.7	—
Contributed surplus on share issuances (note 18)	—	—	—	—	—	3.9
June 30, 2024	16.6	16.2	53.3	395.5	344.7	108.8

Canada Goose Holdings Inc.	Page 31 of 32

Notes to the Condensed Consolidated Interim Financial Statements
(unaudited)

	Mainland China Facilities	Japan Facility	Revolving Facility	Term Loan	Lease liabilities	Share capital
	$	$	$	$	$	$
April 2, 2023	9.8	13.7	(0.5)	395.7	334.8	118.7
Cash flows:
Mainland China Facilities borrowings	12.6	—	—	—	—	—
Japan Facility borrowings	—	8.3	—	—	—	—
Term Loan repayments	—	—	—	(1.0)	—	—
Normal course issuer bid purchase of subordinate voting shares	—	—	—	—	—	(26.3)
Principal payments on lease liabilities	—	—	—	—	(13.4)	—
Non-cash items:
Accrued transaction costs	—	—	(0.7)	—	—	—
Amortization of deferred transaction costs	—	—	0.1	—	—	—
Unrealized foreign exchange gain	—	—	—	(7.7)	(6.3)	—
Additions and amendments to lease liabilities (note 7)	—	—	—	—	12.8	—
Share purchase charge to retained earnings (note 11)	—	—	—	—	—	23.7
Contributed surplus on share issuances (note 11)	—	—	—	—	—	3.8
July 2, 2023	22.4	22.0	(1.1)	387.0	327.9	119.9

Canada Goose Holdings Inc.	Page 32 of 32